ITEM 77M.1
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General
Rules and Regulations thereunder, a Registration Statement on Form N-14
(SEC File No. 333-96751) was filed on July 19, 2002. This filing relates to an Agreement and Plan of Reorganization between Federated Asia Pacific Growth Fund, a portfolio of Federated World Investment Series, Inc. and Federated International Capital Appreciation Fund, a portfolio of Federated World Investment Series, Inc., whereby Federated International Capital Appreciation acquired all of the assets of Federated Asia Pacific Growth Fund in exchange for Class, Class B and Class C Shares to be distributed pro rata by Federated Asia Pacific Growth Fund to its shareholders in complete liquidation and termination of Federated Asia Pacific Growth Fund. As a result, effective November 8, 2002, each shareholder of Federated Asia Pacific Growth Fund became the owner of Class, Class B or Class C Shares of Federated International Capital Appreciation Fund, having a total net asset value equal to the total net asset value of his or her holdings in Federated Asia Pacific Growth Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of Federated Asia Pacific Growth Fund to Federated International Capital Appreciation Fund was approved by shareholders at a Special Meeting of Shareholders of Federated World Investment Series, Inc. held on October 18, 2002 and reconvened on November 8, 2002.

The Agreement and Plan of Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on September 5, 2002.